Exhibit 99.1

December 12, 2016

Catalyst Paper Obtains Interim Court Order for Recapitalization and Commitment Letters for Amended Credit Facilities

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") announced today that it has obtained an interim order of the Supreme Court of British Columbia with respect to the recapitalization plan announced on October 26, 2016 (the "Recapitalization").
Recapitalization
Pursuant to the interim order, the meetings of the holders of common shares of Catalyst (the "Shareholders") and the holders (the "Noteholders") of PIK Toggle Senior Secured Notes due 2017 (the "Notes") will be held on January 17, 2017. The record date for the determination of the Shareholders and the Noteholders entitled to vote at the meetings is the close of business on December 9, 2016.
The Recapitalization contemplates a plan of arrangement pursuant to which the Notes and all accrued and unpaid interest in respect of the Notes up to November 1, 2016 would be exchanged for:
(i)
a new secured term loan in the principal amount of US$135 million, plus accrued and unpaid interest on the Notes from November 1, 2016 to but excluding the effective date of the Recapitalization (the "Effective Date"), which will mature five years from the Effective Date (the "New Secured Term Loan"); and

(ii)	common shares of Catalyst (the "Common Shares") representing approximately 95% of the outstanding Common Shares after giving effect to the Recapitalization.
The rights of Catalyst's trade vendors and other suppliers would not be affected under the terms of the Recapitalization.
Privatization Transaction
In connection with the Recapitalization, the minority shareholders of Catalyst will have an opportunity to vote on a transaction pursuant to which all existing Common Shares outstanding before the Recapitalization, other than the common shares held by parties to the Recapitalization Support Agreement entered into on October 30, 2016, would be repurchased for cancellation by Catalyst for cash consideration equal to C$0.50 per Common Share (the "Privatization Transaction"). Total consideration payable by Catalyst in connection with the Privatization Transaction would be approximately C$2.2 million in the aggregate.
The Privatization Transaction is subject to approval by the minority shareholders of Catalyst pursuant to a vote separate from the vote with respect to the Recapitalization. Completion of the Recapitalization is not conditioned upon approval by the minority shareholders of the Privatization Transaction.
Completion of the Privatization Transaction is however conditioned upon receipt of discretionary exemptive orders from the Canadian securities regulatory authorities to the effect that Catalyst would cease to be a reporting issuer following the completion of such Privatization Transaction.

Support Agreements with Securityholders
On October 30, 2016, certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P. and Cyrus Capital Partners, L.P. (collectively, the "Supporting Parties") and the Company entered into a support agreement (as amended, the "Recapitalization Support Agreement"), pursuant to which the Supporting Parties undertook to vote Common Shares representing approximately 70% of the issued and outstanding Common Shares and Notes representing approximately 87% of the outstanding Notes in favor of the Recapitalization and the Privatization Transaction.
Conditions and Approvals
In addition to approvals by the Shareholders and the Noteholders, completion of the Recapitalization is subject to receipt of required regulatory approvals, including the approval of the Toronto Stock Exchange and the Court, as well as certain other customary closing conditions. Assuming the receipt of all required approvals and the satisfaction of the closing conditions, it is anticipated that the Recapitalization will be completed and become effective by the end of January 2017.
The Corporation expects to mail within the next week a management information circular to registered Shareholders and Noteholders providing additional details concerning the Recapitalization and Privatization Transaction and the matters to be considered by Shareholders and Noteholders at the meetings, and to file the circular on SEDAR at www.sedar.com promptly thereafter.
Commitment Letters to Amend Credit Facilities
Catalyst also announced today that it has obtained commitments from its lenders under each of its asset-based loan facility and its senior secured term loan to extend the maturity date of each such facility to July 31, 2020. The effectiveness of the amendments to the credit facilities providing for such extensions of maturity is subject to the satisfaction of certain conditions, including the completion of the Recapitalization on or before January 31, 2017 and the execution of definitive agreements satisfactory to the lenders.

About Catalyst Paper
Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain statements in this news release, including, without limitation, the statements describing a proposed transaction involving the securities of Catalyst, the Recapitalization Plan, the Privatization Transaction, the amendment to credit facilities of Catalyst, the expected of completion date of the Recapitalization and Privatization Transaction and the benefits of such transactions for Catalyst  and their impact on Catalyst are forward-looking statements within the meaning of Canadian and United States securities laws.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including that the Recapitalization Transaction, Privatization Transaction and amendments to credit facilities are subject to the approval of securityholders, court and regulatory approvals and other material conditions and factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:
Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013